Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Standard Lithium Ltd. (the “Company”)
Suite 1625 – 1075 West Georgia Street
Vancouver, BC V6E 3C9

Item 2.	Date of Material Change

September 24, 2025

Item 3.	News Release

The news release was disseminated by Globe Newswire on September 24, 2025, and was subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

The Company, through its joint venture (“JV”), Smackover Lithium, announced a maiden inferred resource for its Franklin project in the northeastern region of Texas (the “Franklin Project” or “Project”).

Item 5.	Full Description of Material Change

The Company announced a maiden inferred resource for the Franklin Project, forming part of the East Texas properties.

All terms not otherwise defined have the meaning given to them under the CIM Definition Standards for mineral resources and mineral reserves.

Project Overview

Smackover Lithium, a JV between the Company and Equinor (“Equinor”) announced a maiden inferred resource for its Franklin Project. This report for the JV’s first project in the East Texas region of the Smackover highlights the size and quality of its brine position. It contains the highest reported lithium-in-brine grades in North America and marks a key step towards the ultimate goal of reaching production of over 100,000 tonnes of lithium chemicals per year in Texas through multiple phases. This goal is further supported by two additional projects that the JV is planning to develop in East Texas that roughly triples the size of the portfolio area in the state.

Figure 1: Franklin Project Area Map

Table 1: Franklin Project Inferred Resource[1,2,3,4]

Resource Category	Inferred	Inferred	Total Inferred
Smackover Formation	Upper	Middle	Upper + Middle
Gross Aquifer Volume, km3	7.69	7.98	15.67
Net Aquifer Volume, km3	3.10	0.37	3.47
Average Porosity	18.1%	12.4%	17.5%
Brine Volume, km3	0.56	0.05	0.61
Average Lithium Concentration, mg/L	671	626	668
Lithium Resource, thousand tonnes	377	29	406
LCE, thousand tonnes [5]	2,005	153	2,159
Average Bromide Concentration, mg/L	4,321	4,600	4,343
Bromide Resource, thousand tonnes	2,426	212	2,638
Average Potassium Concentration, mg/L	13,356	12,400	13,286
Potassium Resource, thousand tonnes	7,500	570	8,070
Potash (Potassium Chloride), thousand tonnes [5]	14,324	1,089	15,414

Notes:

[1]	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the Mineral Resource will be converted into a Mineral Reserve.
[2]	Numbers may not add up due to rounding.
[3]	The resource estimate was completed and reported using a cut-off of 6% porosity (net aquifer) and 100 mg/L lithium and 1,000 mg/L for bromide and potassium.
[4]	The inferred resource estimate was developed and classified in accordance with guidelines established by the Canadian Institute of Mining and Metallurgy. The associated technical report was completed in accordance with the Canadian Securities Administration’s National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and all associated documents and amendments. As per these guidelines, the resource was estimated in terms of metallic (or elemental) lithium, bromide and potassium. The effective date for the mineral resource estimate is September 24, 2025.
[5]	In order to describe the resource in terms of ‘industry standard’, lithium has been converted to lithium carbonate equivalent (LCE) by a conversion factor of 5.323 and potassium to potash (KCl) by a conversion factor of 1.91.

Resource Estimation Methodology

The resource underlies a total of 617 separate brine and brine-sourced mineral leases which are distributed across West Titus, Franklin and East Hopkins Counties in Northeast Texas. The 32,455-hectare (80,199 acres) project area consists of 18,732 gross brine mineral hectares (46,287 gross brine mineral acres) leased by Smackover Lithium.

The Project inferred resource is based upon a confined brine aquifer deposit contained within the porosity of the Smackover Formation. The Smackover Formation in northeastern Texas is commonly subdivided into three intervals, the Reynolds Member Oolite (predominantly oolitic grainstone with common dolomite replacement) referred to in this report as the Upper Smackover, the Middle Smackover (a burrowed pellet packstone), and the Brown Dense (dark, dense micritic limestone) referred to in this report as the Lower Smackover. The brine resource, as reported, is contained within the Upper and Middle Smackover, which underlie the entire Franklin Project area. The Lower Smackover does not contribute to the current resource estimate as further information is needed to assess the resources contained therein. The brine resource is in an area where oil and gas exploration previously occurred. The data used to estimate and model the resource were gathered from 2D seismic, abandoned oil and gas exploration and production wells on or adjacent to the Project and three exploration wells completed by Smackover Lithium on the Project.

The Upper and Middle Smackover formations are similar in thickness across the Project. The depth, shape and thickness of the Smackover Formation were mapped out in a static geologic model (Petra) using the following data:

•	400 km (250 miles) of 2D seismic lines;
•	191 wells drilled into the subsurface in the general Project area; and
•	Eight wells with electric logs on the Project and 45 wells with electrical logs surrounding the Project.

Porosity data used to further characterize the Smackover Formation geologic model included:

•	Six porosity logs available on the Project;
•	204 core samples from two wells (Lundell Creek #1 and Pine Forest #1) collected and analyzed in 2023 for porosity from Upper and Middle Smackover Formation in 2023; and
•	Upper and Middle Smackover Formation porosity values based upon LAS (Log ASCII Standard) density/porosity logs from 31 wells within or adjacent to the Project.

Based upon the above data, the average porosity values of 18.1% and 12.4% were calculated for the Upper and Middle Smackover Formation, respectively (see Table 1).

Representative brine chemistry was assessed using 14 brine samples taken from three wells drilled by the JV. This data yielded an average lithium concentration of 671 mg/L and 626 mg/L for the Upper and Middle Smackover, respectively. Sample quality assurance and quality control was maintained throughout by use of sample blanks and duplicates and by using an accredited, independent laboratory, Western Environmental Testing Laboratory in Sparks, Nevada.

To complete the in-place inferred resource analysis, core samples and well logging data were used to create net porosity-thickness (net aquifer >6% porosity) maps for the Upper and Middle Smackover. Net porosity-thickness is a direct indicator of the amount of brine below any location on the Project. Each net porosity-thickness map is multiplied by the constituent (lithium, bromide or potassium) concentration value, then integrated over the gross mineral acreage leased by the JV within the Project area to obtain the in-place inferred resource estimates for each Smackover Formation zone (see Table 1).

Next Steps and Recommendations

The principal recommendations from the inferred resource assessment are to further refine the characteristics of the Upper and Middle Smackover Formation aquifers, brine chemistry and to assess reserve forecasts. Further characterization of the resource will be accomplished by drilling additional appraisal wells and re-entering three shut-in wells to gather dynamic data. This will facilitate the maturation and definition of a Preliminary Feasibility Study.

The JV will also conduct direct lithium extraction testing of the Project brine, leveraging insights gained from the Company’s demonstration plant located in El Dorado, Arkansas, as well as the JV’s South West Arkansas project.

Qualified Persons

Disclosure of a scientific or technical nature in this material change report, other than with respect to the inferred resource, was prepared under the supervision of Mr. Stephen Ross, P.Geo., British Columbia, Vice President of Resource Development for the Company and a Qualified Person for purposes of, and as that term is defined in NI 43-101. Mr. Ross is not independent of the Company.

Mr. Abinash Moharana, Registered Member of the Society for Mining, Metallurgy & Exploration (SME), is senior mining engineer with WSP USA Inc. Mr. Marek Dworzanowski, EUR ING and CEng, is a consulting metallurgical engineer. Mr. Robert E. Williams, PG, CPG, is a Principal Geologist at Haas & Cobb Petroleum Consultants. Mr. Randal M. Brush, P.E., is a Senior Engineering Advisor at Haas & Cobb Petroleum Consultants.

Each of Mr. Moharana, Mr. Dworzanowski, Mr. Williams and Mr. Brush have reviewed and approved the technical information contained in this material change report related to the inferred resource, in their area of expertise, and are considered to be “independent” of Standard Lithium and the Franklin Project for purposes of NI 43-101.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

David Park
Chief Executive Officer
(604) 409-8154 | investors@standardlithium.com

Item 9.	Date of Report

October 15, 2025

Use of Non-GAAP Measures

Certain financial measures referred to in this material change report are not measures recognized under International Financial Reporting Standards (“IFRS”) and are referred to as non-GAAP financial measures or ratios. These measures have no standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. The definitions established and calculations performed by Smackover Lithium are based on management’s reasonable judgement and are consistently applied. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

The non-GAAP financial measures used in this material change report are common to the mining industry. As the Franklin Project is not in production, the Company does not have historical non-GAAP financial measures nor historical comparable measures under IFRS, and therefore the foregoing prospective non-GAAP financial measures may not be reconciled to the nearest comparable measures under IFRS.

Cautionary Note Regarding Forward-Looking Statements

This material change report may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this material change report, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “could”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, the potential completion of a Preliminary Feasibility Study for the Project, the cost and timing of any development of the Project, the reliability of third-party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.